SPL
Innovate·Adapt·Excel

04036316

FILE NO.
82 - 34708

August 10, 2004

RECEIVED
SEC MAIL PROCESSING
AUG 16 2004
WASH. D.C. 185 SECTION

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

Re: SPL WorldGroup B.V., File No. 82-34708 / Additional Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following documents represent additional material being submitted in respect of the Company's File No. 82-34708:

1. Official Minutes of the Annual General Meetings of Shareholders and Preferred Shareholders of the Company, both held on May 31, 2004;

2. Bank Statement dated June 15, 2004 from ABN AMRO Bank N.V. in the Netherlands regarding payment on shares in a foreign currency that must be filed with the Trade Register in Amsterdam;

3. Updated extract from the Trade Register in Amsterdam for the Company, dated June 18, 2004 (in Dutch and accompanied by its English translation), with an explanatory Annex;

4. Bank Statement dated June 15, 2004 from ABN AMRO Bank N.V. in the Netherlands regarding payment on shares in a foreign currency that must be filed with the Trade Register in Amsterdam;

5. New bio for Jan Nordhagen posted on the Company's website in May 2004;

6. Press Release titled: "SPL signs partnership deal with G°SEC to aid utility service improvements in South Africa", dated May 17, 2004;

7. Press Release titled: "SPL Announces Expansion of Joint Develoment and Marketing Agreement with PeopleSoft® to the EMEA region", dated May 20, 2004;

continued .....

SPL WORLDGROUP B.V.
75 HAWTHORNE PLAZA, 20TH FLOOR, SAN FRANCISCO, CA 94105 TEL: 415-974-8965 FAX: 415-974-8966 www.splwg.com

8. Press Release titled: "Critical need for UK utility companies to renew focus on customer service, new research confirms", dated July 6, 2004;

9. Press Release titled: "Tucson Electric migrates to customer care & billing solution, CorDaptix™", dated July 7, 2004;

10. Press Release titled: "SPL completes outage-management acquisition", dated July 12, 2004; and

11. Press Release titled: "Northern Ireland Electricity chooses SPL to provide utility backbone for market opening in Northern Ireland", dated July 27, 2004.

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

Very truly yours,

Richard V. Zolezzi
Senior Vice President and General Counsel

RVZ:alk
encls/
cc: Robert A. Zuccaro, Esq.

h:\ak\myd\SEC\(37th subm) 8-10-04fdx.com

FILE NO.
82 - 34708

(1)

MINUTES

of the annual general meeting

of shareholders of

SPL WorldGroup B.V.,

having its corporate seat in Amsterdam,

(hereinafter referred to as: the "Company")

held on May 31, 2004 in Amsterdam.

Chairman: Mr John C.C. Paans

Secretary: Mr Alex van Doorn

The chairman opens the meeting and states that the Company's Board of Managing Directors has advised him that no depositary receipts for shares in the Company have been issued with the Company's concurrence and there are no persons to whom the law attributes the right accruing to holders of depositary receipts issued with the Company's concurrence.

The chairman establishes that the convocation of this meeting took place in accordance with the Company's Articles of Association and the statutory provisions. The chairman furthermore informs the meeting that, in accordance with the attendance list, which will be attached to the minutes of this meeting, 3,639,445 shares are represented at the meeting, constituting approximately 31% of the entire issued share capital.

The chairman brings up for discussion the following issues included in the agenda for this meeting:

1. the election to the Board of Directors of the Company of the two nominees receiving the highest number of votes as Inside Directors in the pre-meeting election conducted pursuant to Section 2.4.5 of the Amended and Restated Preferred and Common Stock Shareholders Agreement dated as of July 1, 2000 among the shareholders of the Company (the "Shareholders Agreement").

2. the election to the Board of Directors of the Company of the three nominees receiving the highest number of votes as Outside Directors in the pre-meeting election conducted pursuant to Section 2.4.5 of the Shareholders Agreement.

3. the election to the Board of Directors of the Company of Stanley J. Meresman as the Director designated by the holders of the Series A and Series B Preferred Stock of the Company pursuant to Section 2.4.6 of the Shareholders Agreement.

4. the re-election to the Board of Directors of Harry Debes as Chief Executive Officer of the Company.

5. the approval of the compensation of the Board of Managing Directors who receive compensation in their roles as a Director of the Company, as described in the Notice and Agenda.

6. the approval of an extension, in conformity with Dutch law, of the date by which the shareholders of the Company are to receive and approve the audited accounts of the Company for the fiscal period ending December 31, 2003, as described in the Notice and Agenda.

7. the approval of the cancellation of a total of 38,940 Series B common shares of the Company's capital stock repurchased by the Company from Y. McDonald Delmar.

8. the authorization of each lawyer of Baker & McKenzie to take whatever actions necessary to consummate the cancellation of Series B common shares mentioned under 7.

The meeting unanimously adopts the agenda as moved by the chairman.

The chairman then proceeds to the first item on the agenda. The chairman informs the meeting that since there are only two nominees to be elected as Inside Directors, both nominees will automatically be elected if they receive any votes. The chairman then informs the meeting that Messrs. L. Israelstam and T. Winer received 1,368,500 and 1,045,576 votes respectively for the election as Inside Directors in the pre-meeting election conducted pursuant to the Shareholders Agreement and therefore proposes to appoint L. Israelstam and T. Winer as Inside Directors of the Company effective per the date of this meeting. This proposal, which is subsequently put to a vote, is unanimously accepted by the shareholders present at the meeting.

The chairman proceeds to the second item on the agenda. The chairman informs the meeting that since there are only three nominees to be elected as Outside Directors, all nominees will automatically be elected if they receive any votes. The chairman then informs the meeting that Mr. J-C. Gruffat, Mr. R.L. Peirce and Ms. A. Rotbard received 967,696, 1,201,336 and 1,290,620 votes respectively for the election as Outside Directors in the pre-meeting election conducted pursuant to the Shareholders Agreement and therefore proposes to appoint Mr. J-C. Gruffat, Mr. R.L. Peirce and Ms. A. Rotbard as Outside Directors of the Company effective per the date

of this meeting. This proposal, which is subsequently put to a vote, is unanimously accepted by the shareholders present at the meeting.

Subsequently the chairman moves to the third item on the agenda, being the election of Mr. S.J. Meresman as Director to the Board of Directors of the Company designated by the holders of the Series A and Series B Preferred Stock of the Company pursuant to Section 2.4.6 of the Shareholders Agreement. The chairman puts to a vote the proposal to elect Mr. S.J. Meresman as Designated Director effective per the date of this meeting and observes that all votes are cast in favor of this proposal and therefore this proposal is hereby accepted.

The chairman then proceeds to the fourth item of the agenda, being the re-election of Mr. Harry Debes to the Board of Directors of the Company. The chairman puts to a vote the proposal to re-elect Mr. Harry Debes as Director effective per the date of this meeting and observes that this proposal is unanimously accepted by the shareholders present at the meeting.

Then the chairman moves to the fifth agenda item, being the approval of the compensation of the Board of Managing Directors who receive compensation in their roles as a Director of the Company, as detailed in the Notice and Agenda. The chairman puts this proposal to a vote and observes that 3,515,539 votes are cast in favor of this proposal and 123,906 votes are cast against the proposal. The proposal is therefore accepted.

The chairman proceeds to the sixth item on the agenda, being the approval of an extension, in conformity with Dutch law, of the date by which the shareholders of the Company are to receive and approve the audited accounts of the Company for the fiscal period ending December 31, 2003, as detailed in the Notice and Agenda. The chairman proposes to extend the term for drawing up the audited accounts with a period of six months, in accordance with Article 22.2 of the Company's Articles of Association. The chairman puts this proposal to a vote and observes that 3,515,539 votes are cast in favor of this proposal and 123,906 votes are cast against the proposal. The proposal is therefore accepted.

The chairman moves to item 7 on the agenda, being the approval of the cancellation of a total of 38,940 Series B common shares of the Company's capital stock repurchased by the Company from Y. McDonald Delmar. The chairman puts to a vote the proposal to approve this cancellation of shares, which proposal is unanimously accepted by the shareholders present at the meeting.

Finally, the chairman moves to the eighth and last item on the agenda, being the authorization of each lawyer of Baker & McKenzie to take whatever actions necessary to consummate the cancellation of Series B common

shares mentioned under 8. This proposal, which is subsequently put to a vote, is unanimously accepted by the shareholders present at the meeting.

Since no other business is transacted and no participant wishes to address the meeting, the chairman closes the meeting.

Amsterdam, May 31, 2004

John C.C. Paans
Chairman

Alex van Doorn
Secretary

FILE NO.
82 - 34708

ENDANCE LIST ANNUAL GENERAL MEETIN F SHAREHOLDERS OF SPL WORLDGROUF
AMSTERDAM, THE NETHERLANDS, 31 MAY 2004

Name	# Shares	Proxy	Date of Proxy
Folb Holdings Pty Ltd.	281920	Yes	May 17, 2004
Bourne, Bruce	123906	Yes	May 18, 2004
McKenzie, Anthony	226415	Yes	May 19, 2004
Faulkner, Darren	76	Yes	May 19, 2004
Iles, Sarah	20168	Yes	May 21, 2004
Maguire, John	77880	Yes	May 22, 2004
TCV LP	713970	Yes	May 24, 2004
TCV CV	56540	Yes	May 24, 2004
TCV II VOF	18904	Yes	May 24, 2004
TCV II CV	88856	Yes	May 24, 2004
TCV II LP	581978	Yes	May 24, 2004
TCV II (Q) LP	447431	Yes	May 24, 2004
TCV II Strategic Partners LP	79397	Yes	May 24, 2004
Lumbro Nominees (Jersey) Ltd.	307266	Yes	May 26, 2004
Stichting SPL WorldGroup Employee Stock	614738	Yes	May 28, 2004

TOTAL	3639445

MINUTES
of the annual general meeting
of preferred shareholders of
SPL WorldGroup B.V.,
having its corporate seat in Amsterdam,
(hereinafter referred to as: the "Company")
held on May 31, 2004 in Amsterdam.

Chairman: Mr John C.C. Paans
Secretary: Mr Alex van Doorn

The chairman opens the meeting and states that the Company's Board of Managing Directors has advised him that no depositary receipts for shares in the Company have been issued with the Company's concurrence and there are no persons to whom the law attributes the right accruing to holders of depositary receipts issued with the Company's concurrence.

The chairman establishes that the convocation of this meeting took place in accordance with the Company's Articles of Association and the statutory provisions. The chairman furthermore informs the meeting that, in accordance with the attendance list, which will be attached to the minutes of this meeting, 1,301,350 shares are represented at the meeting, constituting approximately 67.9% of the entire issued preferred share capital.

The chairman brings up for discussion the following issues included in the agenda for this meeting:

1. the election to the Board of Directors of the Company of the two nominees receiving the highest number of votes as Inside Directors in the pre-meeting election conducted pursuant to Section 2.4.5 of the Amended and Restated Preferred and Common Stock Shareholders Agreement dated as of July 1, 2000 among the shareholders of the Company (the "Shareholders Agreement").

2. the election to the Board of Directors of the Company of the three nominees receiving the highest number of votes as Outside Directors in the pre-meeting election conducted pursuant to Section 2.4.5 of the Shareholders Agreement.

3. the election to the Board of Directors of the Company of Stanley J. Meresman as the Director designated by the holders of the Series A and Series B Preferred Stock of the Company pursuant to Section 2.4.6 of the Shareholders Agreement.

4. the re-election to the Board of Directors of Harry Debes as Chief Executive Officer of the Company.

5. the approval of the compensation of the Board of Managing Directors who receive compensation in their roles as a Director of the Company, as described in the Notice and Agenda.

6. the approval of an extension, in conformity with Dutch law, of the date by which the shareholders of the Company are to receive and approve the audited accounts of the Company for the fiscal period ending December 31, 2003, as described in the Notice and Agenda.

7. the approval of the cancellation of a total of 38,940 Series B common shares of the Company's capital stock repurchased by the Company from Y. McDonald Delmar.

8. the authorization of each lawyer of Baker & McKenzie to take whatever actions necessary to consummate the cancellation of Series B common shares mentioned under 7.

The meeting unanimously adopts the agenda as moved by the chairman.

The chairman then proceeds to the first item on the agenda. The chairman informs the meeting that since there are only two nominees to be elected as Inside Directors, both nominees will automatically be elected if they receive any votes. The chairman then informs the meeting that Messrs. L. Israelstam and T. Winer received 1,368,500 and 1,045,576 votes respectively for the election as Inside Directors in the pre-meeting election conducted pursuant to the Shareholders Agreement and therefore proposes to appoint L. Israelstam and T. Winer as Inside Directors of the Company effective per the date of this meeting. This proposal, which is subsequently put to a vote, is unanimously accepted by the shareholders present at the meeting.

The chairman proceeds to the second item on the agenda. The chairman informs the meeting that since there are only three nominees to be elected as Outside Directors, all nominees will automatically be elected if they receive any votes. The chairman then informs the meeting that Mr. J-C. Gruffat, Mr. R.L. Peirce and Ms. A. Rotbard received 967,696, 1,201,336 and 1,290,620 votes respectively for the election as Outside Directors in the pre-meeting election conducted pursuant to the Shareholders Agreement and therefore proposes to appoint Mr. J-C. Gruffat, Mr. R.L. Peirce and Ms. A. Rotbard as Outside Directors of the Company effective per the date

FILE NO.
82 - 34708

of this meeting. This proposal, which is subsequently put to a vote, is unanimously accepted by the shareholders present at the meeting.

Subsequently the chairman moves to the third item on the agenda, being the election of Mr. S.J. Meresman as Director to the Board of Directors of the Company designated by the holders of the Series A and Series B Preferred Stock of the Company pursuant to Section 2.4.6 of the Shareholders Agreement. The chairman puts to a vote the proposal to elect Mr. S.J. Meresman as Designated Director effective per the date of this meeting and observes that all votes are cast in favor of this proposal and therefore this proposal is hereby accepted.

The chairman then proceeds to the fourth item of the agenda, being the re-election of Mr. Harry Debes to the Board of Directors of the Company. The chairman puts to a vote the proposal to re-elect Mr. Harry Debes as Director effective per the date of this meeting and observes that this proposal is unanimously accepted by the shareholders present at the meeting.

Then the chairman moves to the fifth agenda item, being the approval of the compensation of the Board of Managing Directors who receive compensation in their roles as a Director of the Company, as detailed in the Notice and Agenda. The chairman puts this proposal to a vote and observes this proposal is unanimously accepted by the shareholders present at the meeting.

The chairman proceeds to the sixth item on the agenda, being the approval of an extension, in conformity with Dutch law, of the date by which the shareholders of the Company are to receive and approve the audited accounts of the Company for the fiscal period ending December 31, 2003, as detailed in the Notice and Agenda. The chairman proposes to extend the term for drawing up the audited accounts with a period of six months, in accordance with Article 22.2 of the Company's Articles of Association. The chairman puts this proposal to a vote and observes that the proposal is unanimously accepted by the shareholders present at the meeting.

The chairman moves to item 7 on the agenda, being the approval of the cancellation of a total of 38,940 Series B common shares of the Company's capital stock repurchased by the Company from Y. McDonald Delmar. The chairman puts to a vote the proposal to approve this cancellation of shares, which proposal is unanimously accepted by the shareholders present at the meeting.

Finally, the chairman moves to the eighth and last item on the agenda, being the authorization of each lawyer of Baker & McKenzie to take whatever actions necessary to consummate the cancellation of Series B common

shares mentioned under 8. This proposal, which is subsequently put to a vote, is unanimously accepted by the shareholders present at the meeting.

Since no other business is transacted and no participant wishes to address the meeting, the chairman closes the meeting.

Amsterdam, May 31, 2004

John C.C. Paans
Chairman

Alex van Doorn
Secretary

FILE NO.
82 - 34708

ENDANCE LIST ANNUAL GENERAL MEETI OF PREFERRED SHAREHOLDERS OF SPL W LDGROUP B.V., AMSTERDAM, THE NETHERLANDS, 31 MAY 2004

Name	# Shares	Proxy	Date of Proxy
TCV LP	674590	Yes	May 24, 2004
TCV CV	53420	Yes	May 24, 2004
TCV II VOF	8908	Yes	May 24, 2004
TCV II CV	41878	Yes	May 24, 2004
TCV II LP	274274	Yes	May 24, 2004
TCV II (Q) LP	210866	Yes	May 24, 2004
TCV II Strategic Partners LP	37414	Yes	May 24, 2004

TOTAL	1301350

FILE NO.
82 - 34708

[Translation from Dutch]

[logo ABN AMRO BANK]

Baker & McKenzie
Attn Mr.A. van Doorn
P.O. Box 2720
1000 CS Amsterdam

Department:
Business/AB1310

Reference	Telephone	Fax	Date
R. van Weering/adj	020-3438033	020-6280808	June 15, 2004

Subject: Statement foreign currency

Dear Mr Van Doorn,

We hereby inform you as follows.

Per 11 March 2004, US$ 1.2260 can be freely exchanged for EUR 1. This exchange rate is determined by the official rate of 11 March 2004.

This information is given without any liability or obligation from our side.

Yours sincerely,

<signature>

ABN AMRO Bank N.V.

ABN AMRO Bank N.V., registered
office in Amsterdam
Trade Register of the Amsterdam
Chamber of Commerce no. 33002587
VAT indent. no. NL 00 30 27 144 B01

FILE NO.
82 - 34708

(3)

KAMER VAN KOOPHANDEL
AMSTERDAM

Dossiernummer: 33257798 Blad 00001

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Amsterdam

---

Rechtspersoon:

Rechtsvorm	:Besloten vennootschap ....
Naam	:SPL Worldgroup B.V. ....
Statutaire zetel	:Amsterdam ....
Eerste inschrijving in het handelsregister	:06-04-1994 ....
Akte van oprichting	:28-03-1994 ....
Akte laatste statuten-wijziging	:05-06-2002 ....
Maatschappelijk kapitaal	:EUR 3.403.351,62 ....
Geplaatst kapitaal	:EUR 732.684,69 ....
Gestort kapitaal	:EUR 732.684,69 ....
Er zijn verschillende soorten aandelen	:Raadpleeg het handelsregisterdossier ....
Overige gegevens	:(Kapitaal omgezet in euro ex art. 2:178c B.W.)

Onderneming:

Handelsna(a)m(en)	:SPL Worldgroup B.V. ....
Adres	:Teleportboulevard 140, 1043EJ Amsterdam ....
Correspondentieadres	:Postbus 2838, 1000CV Amsterdam ....
Telefoonnummer	:020-5405800 ....
Faxnummer	:020-6447011 ....
Datum vestiging	:28-03-1994 ....
Bedrijfsomschrijving	:Holding- en financieringmaatschappij ....
Werkzame personen	:0 ....

Bestuurder(s):

Naam	:Winer, Trevor ....
Geboortedatum en -plaats	:05-04-1939, Kroonstad, Zuid-Afrika ....
Adres	:12 Nursery Lane, Constantia 7806 Cape Town, ... Zuid-Afrika ....
Infunctietreding	:28-03-1994 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....

Naam	:Meresman, Stanley J. ....
Geboortedatum en -plaats	:28-10-1946, New York City, Ver. Staten van .... Amerika ....
Adres	:Huntington Lane 2971, CA 94024 Los Altos, Ver.

KAMER VAN KOOPHANDEL
AMSTERDAM

	Staten van Amerika ....
Infunctietreding	:09-02-1998 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Rotbard, Aliza ....
Geboortedatum en -plaats	:12-01-1946, Buenos Aires, Argentinië ....
Adres	:Sea & Fun, Rozenblum 6 #6101, Tel-Aviv, Israël
Infunctietreding	:28-12-2000 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Gruffat, Jean-Claude ....
Geboortedatum en -plaats	:06-11-1944, Lyon, Frankrijk ....
Adres	:8 Avenue de Lowendal, 75007 Parijs, Frankrijk .
Infunctietreding	:15-04-2003 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Peirce, Roger Leland ....
Geboortedatum en -plaats	:13-08-1943, Longview, Washington, Ver. Staten . van Amerika ....
Adres	:12008 Emerald Hill, Los Altos CA 94022-4546, .. Ver. Staten van Amerika ....
Infunctietreding	:15-04-2003 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Israelstam, Lenard Sidney ....
Geboortedatum en -plaats	:14-02-1936, Johannesburg, Zuid-Afrika ....
Adres	:Nachshol street 4, Arsuf 46920, Israël ....
Infunctietreding	:06-10-2003 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Debes, Harry ....
Geboortedatum en -plaats	:17-02-1951, Torren, Duitsland ....
Adres	:5440 South Elm Court, Denver, Colorado, Ver. .. Staten van Amerika ....
Infunctietreding	:19-12-2003 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....

FILE NO.
82 - 34708

KAMER VAN KOOPHANDEL
AMSTERDAM

Dossiernummer: 33257798 Blad 00003

Alleen geldig indien door de kamer voorzien van een ondertekening.

46,32 Amsterdam, 18-06-2004

Voor uittreksel

mw. M. Verbeek

KAMER VAN KOOPHANDEL AMSTERDAM

File number: 33257798 Page 00001

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Amsterdam

---

Legal person:

Legal form	:Besloten Vennootschap (Private Limited .... Liability Company) ....
Name	:SPL Worldgroup B.V. ....
Statutory seat	:Amsterdam ....
First registration in the commercial register	:06-04-1994 ....
Incorporation deed	:28-03-1994 ....
Deed of latest amendment of articles	:05-06-2002 ....
Authorized capital	:EUR 3.403.351,62 ....
Issued capital	:EUR 732.684,69 ....
Paid up capital	:EUR 732.684,69 ....
There are different classes of shares	:Consult the commercial register file ....
Other information	:See Dutch extract ....

Undertaking:

Tradename(s)	:SPL Worldgroup B.V. ....
Address	:Teleportboulevard 140, 1043EJ Amsterdam ....
Mailing address	:Postbus 2838, 1000CV Amsterdam ....
Telephone number	:020-5405800 ....
Fax number	:020-6447011 ....
Date of establishment	:28-03-1994 ....
Description of business conducted	:See Dutch extract ....
Employees	:0 ....

Director(s):

Name	:Winer, Trevor ....
Date and place of birth	:05-04-1939, Kroonstad, South-Africa ....
Address	:12 Nursery Lane, Constantia 7806 Cape Town, ... South-Africa ....
Date of entry into office	:28-03-1994 ....
Title	:Directeur ....
Powers	:Solely/independently authorised ....
Name	:Meresman, Stanley J. ....
Date and place of birth	:28-10-1946, New York City, United States of ...

KAMER VAN KOOPHANDEL AMSTERDAM

	America
Address	:Huntington Lane 2971, CA 94024 Los Altos, United States of America
Date of entry into office	:09-02-1998
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Rotbard, Aliza
Date and place of birth	:12-01-1946, Buenos Aires, Argentina
Address	:Sea & Fun, Rozenblum 6 #6101, Tel-Aviv, Israel
Date of entry into office	:28-12-2000
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Gruffat, Jean-Claude
Date and place of birth	:06-11-1944, Lyon, France
Address	:8 Avenue de Lowendal, 75007 Parijs, France
Date of entry into office	:15-04-2003
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Peirce, Roger Leland
Date and place of birth	:13-08-1943, Longview, Washington, United States of America
Address	:12008 Emerald Hill, Los Altos CA 94022-4546, United States of America
Date of entry into office	:15-04-2003
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Israelstam, Lenard Sidney
Date and place of birth	:14-02-1936, Johannesburg, South-Africa
Address	:Nachshol street 4, Arsuf 46920, Israel
Date of entry into office	:06-10-2003
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Debes, Harry
Date and place of birth	:17-02-1951, Torren, Germany
Address	:5440 South Elm Court, Denver, Colorado, United States of America
Date of entry into office	:19-12-2003
Title	:Directeur

KAMER VAN KOOPHANDEL
AMSTERDAM

Powers	:Solely/independently authorised ....

Issued by the chamber of commerce

49,00

Amsterdam, 18-06-2004

MW. M. VERBEEK

FILE NO.
82 - 34708

Annex

Annex to the extract from the Dutch Trade Register for SPL WorldGroup B.V., dated: June 18, 2004

Changes registered with the Trade Register as evidenced by this extract:

- Increase of the issued share capital ad EUR 58.97 per June 15, 2004, registered with the Trade Register by means of filing a Form 15.

(4)

FILE NO.
82 - 34708

[Translation from Dutch]

[logo ABN AMRO BANK]

Service office
Amsterdam Centre
Vijzelstraat 68-78
Amsterdam

Correspondence address:
P.O. Box 2078
1000 CB Amsterdam

Telephone 0900-0024 (local charges)
Internet www.abnamro.nl

CONFIDENTIAL
Baker & McKenzie
Attn Mr A. van Doorn
P.O. Box 2720
1000 CS Amsterdam

Department:
Business/AB1310

Reference	**Telephone**	**Fax**	**Date**
R. van Weering/adj	020-3438033	020-6280808	June 15, 2004

Subject: Statement foreign currency

Dear Mr Van Doorn,

We hereby inform you as follows.

Per 15 June 2004, US$ 1.2040 can be freely exchanged for EUR 1. This exchange rate is determined by the official rate of 15 June 2004.

This information is given without any liability or obligation from our side.

We will debit the costs of EUR 25 from your account.

Yours sincerely,

<signatures>

ABN AMRO Bank N.V.

ABN AMRO Bank N.V., registered
office in Amsterdam
Trade Register of the Amsterdam
Chamber of Commerce no. 33002587
VAT indent. no. NL 00 30 27 144 B01

FILE NO. 82 - 34708

(5)

proven solutions

Jan Nordhagen

Vice President and General Manager, Europe, the Middle East & Africa

Jan B. Nordhagen joined SPL in May 2004. Jan, who is Norwegian, brings over 20 years international experience working closely with U.S. technology firms. Jan spent several years working in Silicon Valley before settling in the UK, where he has held positions such as Vice President of Encentuate, Vice President and General Manager of Interwoven, chairman and managing director of IMM Ltd. of Oxford, England and other senior management positions.

Jan holds an Engineering degree from Oslo Technical School, B.S. with honours in Computer Science from Heriot-Watt University, Scotland and studied Business Administration at the University of California, Berkeley.

As VP and General Manager, EMEA Jan is responsible for SPL's sales, account management, marketing and professional services in the EMEA region.

executive team
Harry Debes
Dave Mulit
Jan Nordhagen
Brenton McPherson
Guerry Waters
Michael Martini
Julian Brandes
Madeline Selig
Richard Zolezzi

FILE NO.
82 - 34708

(6)

FOR IMMEDIATE RELEASE

proven solutions

Contacts:
Victoria Henry
Kaizo
+44 (0) 20 7612 8548
victoria.henry@kaizo.net

Deborah Biscomb
SPL WorldGroup, Inc.
+44 (0) 20 7851 6845
deborah_biscomb@splwg.com

SPL signs partnership deal with G°SEC to aid utility service improvements in South Africa

Partnership provides "home grown" solution with best in class international backing from SPL WorldGroup

London, U.K., May 17, 2004 – A partnership agreement that clears the path for South African utility companies to establish best in class customer care and billing solutions was announced today by SPL WorldGroup and black empowerment company G°SEC.

The partnership will allow South African Government-owned utilities to revolutionise their rapidly decaying billing systems and establish "citizen focused" services – a priority for the newly re-elected Government. The agreement allows utilities to access the proven customer care and billing and solutions from SPL by using financed outsource solutions which allow expensive upfront investment in software to be deferred.

The new offering allows utility companies to take advantage of finance packages from institutions during the course of the implementation. Utilities avoid the traditionally high upfront capital investment costs by converting them to ongoing operational costs, which are much easier to manage.

"In order to meet the needs of the South African market, SPL and G°SEC have created a unique "home grown" solution," said Wayne Morris, director of G°SEC. "We are able to deliver the global best practice functionality contained within SPL's CorDaptix software engine, in a way that meets the needs of South African economy."

Harry Debes, CEO at SPL WorldGroup, said: "Our longstanding relationships with South African utility companies such as Eskom have proven our ability to provide a first class customer care and billing solution that can be customised to meet specific needs such as pre-paid billing. We have been working with G°SEC in South Africa since the year 2000 and this new service offering and partnership is a result of that experience and understanding of the needs of the country."

Jan Nordhagen, VP and General Manager, EMEA added "The Southern African Development and Economic Community (SADEC) is important to our global reach and our agreement with G°SEC is a significant step towards a better coverage and working relationship with our current and future customers in this region."

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Notes to the Editors:

About SPL
SPL delivers the proven customer care and billing solutions that help utilities around the world achieve competitive advantage and excellence in business performance. SPL solutions are specifically designed for energy, water and service companies, providing a platform from which clients serve residential, commercial, and industrial customers in regulated and competitive markets, across multiple products.

Working with systems-integration and technology partners around the world, SPL has an unparalleled record of implementation success.

Financially strong, and with customers on six continents, SPL focuses on clients' return on investment and fosters long-term relationships based on confidence and trust.

Visit SPL at www.splwg.com or call +1-866-468-6775 (San Francisco), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call +1-800-275-4775.

About G°SEC
G°SEC is a black owned and managed consulting company that offers strategic management and risk consulting with a specific emphasis on business transformation within the financial services and public sectors. The company was recently founded by a group of management professionals who collectively, have a vast amount of consulting experience, having worked at senior executive levels in Accenture, Andersen Business Consulting and KPMG Consulting; all recognised leading global firms.

This innovative company was formed through the combination of unique skill sets and experience in strategic business transformation, integration and risk management. This experience combined with a deep understanding of the transformational issues facing the sectors we service, places G° SEC in a unique position to offer holistic solutions relevant within both the local and global context. G°SEC is a multidisciplinary professional service firm that helps clients improve business performance and achieve competitive advantage. It offers its clients creative insights and innovative problem-solving capabilities to improve decision-making, increase profitability and productivity, lower the cost of capital and minimise business risk.

For information please contact:
Victoria Henry / Nick Diggle
Kaizo
0207 7612 8526
victoria.henry@kaizo.net
nick.diggle@kaizo.net

FOR IMMEDIATE RELEASE

SPL proven solutions

Contacts:
Victoria Henry
Kaizo
+44 (0) 20 7612 8548
victoria.henry@kaizo.net

Deborah Biscomb
SPL WorldGroup, Inc.
+44 (0) 20 7851 6845
deborah_biscomb@splwg.com

SPL Announces Expansion of Joint Development and Marketing Agreement with PeopleSoft® to the EMEA region

London, U.K., May 20, 2004 – "Many people talk about partnership but few actually have one that is as successful as the one between SPL and PeopleSoft. We are very pleased to expand and continue this relationship because it delivers unparalleled value to our customers." That's how SPL CEO Harry Debes characterized his company's renewed and expanded Joint Development and Marketing Agreement (JDMA) with PeopleSoft.

The new JDMA continues an agreement initiated in 1999 under which SPL used PeopleTools® to develop a version of its popular customer care and billing software, PeopleSoft® Enterprise Revenue Management, formerly known as PeopleSoft® CIS.

The solution is an integrated, high-volume customer revenue management solution designed for complex, service-oriented organizations. It enables organizations to increase revenue effectiveness, drive operational efficiency, and improve customer satisfaction.

"PeopleSoft Enterprise Revenue Management's features and functions are similar to our CorDaptix™ billing and customer care system," explained Jan B. Nordhagen, VP and general manager, EMEA. "The solution has been a big hit with municipal utilities that also use PeopleSoft enterprise software because the products are integrated out-of-the-box and because the interface has the PeopleSoft 'look and feel.'"

Nordhagen continued, "The excellence of the product has also led to it being selected by utilities without other PeopleSoft applications.

I am delighted that this agreement, which has been extremely successful in the U.S., is now extended to cover the EMEA region, and we look forward to supporting PeopleSoft in this endeavor."

"Accurate, cost-effective billing is of the utmost importance to PeopleSoft clients," said Steve Roop, vice president of CRM product marketing for PeopleSoft. "PeopleSoft's relationship with SPL has allowed us to offer the best in revenue management applications to our municipal clients, and we're looking forward to extending the benefits to companies in additional market sectors."

"We could not be more pleased with the results of our long-standing relationship with PeopleSoft," said Debes. "The expansion of our target markets and sales regions under the new JDMA will help many additional companies meet their organizational objectives efficiently and

cost-effectively, with the highest level of product, support, and service from the SPL/PeopleSoft team.

Under the new JDMA, SPL continues to own and enhance the billing and customer care product it developed. SPL and PeopleSoft are working collaboratively to define future product requirements.

The new JDMA also expands the product's target markets by permitting PeopleSoft to market the Revenue Management solution as part of its enterprise application suites to other industries, including insurance, banking and revenue-generating government entities.

About SPL
SPL delivers the proven billing and customer care solutions that help utilities around the world nurture their customers and maximize their value. For more information, visit www.splwg.com.

About PeopleSoft
PeopleSoft (Nasdaq: PSFT) is the world's second largest provider of enterprise application software with 12,100 customers in more than 25 industries and 150 countries. For more information, visit www.peoplesoft.com.

FOR IMMEDIATE RELEASE

Contacts:
Victoria Henry
Kaizo
+44 (0) 20 7612 8548
victoria.henry@kaizo.net

Harry Ronaldson
Kaizo
+44 (0) 20 7612 8548
harry.ronaldson@kaizo.net

Critical need for UK utility companies to renew focus on customer service, new research confirms

- 91% of consumers trust utility companies to provide additional service to their core offering.
- Customer churn decreases by 15% over past two years.

London, U.K., 6 July 2004 – SPL WorldGroup, a leading supplier of customer care and billing solutions to utility companies, today launches its annual survey into the attitudes of UK consumers towards utility companies. Now in its second year, the research highlights a 15% reduction in customer churn. The results are also a call to action for utility providers to place additional emphasis on their customer service efforts in order to capitalise on future opportunities to cross-sell additional services.

Over the past year, the majority of customers willing to change utility supplier has swung significantly, with only 39% of consumers answering yes when asked whether they had changed suppliers within the last two years, compared with 54% who answered the same question in 2003. Additionally, of the consumers that hadn't changed suppliers (61%) a massive 92% stated that they have no need to change.

Jan B. Nordhagen, VP and general manager EMEA at SPL said, "These results are great news for utilities as it marks an end to high levels of customer churn experienced after deregulation. Traditionally, switching has created a significant cost for utility companies. The accepted average cost of acquiring a new customer is between £40-£250, dependent on whether the customer was 'inherited' or 'won'. Customer retention will significantly reduce costs within the industry."

With the waning motivation to change suppliers based on price, utilities will need to focus on the other reasons responsible for consumer switching. The results show that these reasons tend to focus on customer service. Of those customers that have not changed supplier, 28% would do so if they receive bad customer service and 19% would if their bill was confusing.

Mario Dunn, director at the government's energy consumer watchdog energywatch comments: "Poor quality billing and account management is a major issue of concern. Improvements in overall billing standards are now an absolute imperative."

Nordhagen added: "As utilities seek further opportunities to cross-sell additional services, the fact that utility companies are already operating at low margins and therefore are unable to offer the price cuts enjoyed in other industries means that customer service becomes critical. There are a number of factors that need to be considered if utility companies are going to capitalise on the opportunities that arise from a more stable customer base."

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The survey shows that 91% of respondents have no concerns about the ability of utilities to provide dual fuel offers, highlighting the success that utilities have had in communicating these offers as well as removing the barriers for consumers by multiple services from the same brand. However, because it is increasingly difficult for utilities to lure customers on price, companies need to offer a better variety of services with a higher standard of service across the board if they are to compete in other areas long term.

Nordhagen concluded, "Competition is tough and utilities have clearly got to improve customer service in order to make the most of increased market opportunities. Setting realistic and achievable targets for effective customer communication, to help eliminate the risk of losing customers through perceived bad service is a must. In turn, this should help customer retention and increase cross selling opportunities."

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Note to the Editors:
A full executive summary is available from Victoria Henry on 020 7612 8548.

About SPL
SPL delivers the proven customer care and billing solutions that help utilities around the world achieve competitive advantage and excellence in business performance. SPL solutions are specifically designed for energy, water and service companies, providing a platform from which clients serve residential, commercial, and industrial customers in regulated and competitive markets, across multiple products.

Working with systems-integration and technology partners around the world, SPL has an unparalleled record of implementation success.

Financially strong, and with customers on six continents, SPL focuses on clients' return on investment and fosters long-term relationships based on confidence and trust.

Visit SPL at www.splwg.com or call +1-866-468-6775 (San Francisco), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call +1-800-275-4775.

FOR IMMEDIATE RELEASE

SPL proven solutions

Contacts:
Richard Virgilio
Stephenson Group
973 989 1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
973 401 7525
tracey_mitchell@splwg.com

Tucson Electric migrates to customer care & billing solution, CorDaptix™

San Francisco, California, July 7, 2004 – Tucson Electric Power (TEP), a long-time user of SPL's CIS PLUS customer information system, will move to CorDaptix, SPL's more advanced customer care and billing solution to serve its more than 360,000 electricity customers.

The migration is expected to produce a savings to TEP from process improvements and consolidations.

"The roots of CorDaptix lie in CIS PLUS, SPL's first CIS product," explained SPL's Dave Mulit, general manager of the Americas. "But the product was built from the ground up, with new design concepts. As a result, it is exceptionally efficient. And it provides new functions through configuration, not customization, making it very easy to change and upgrade."

A richer set of options make it possible to respond to specific customer needs. These include:

- Sophisticated interval data & billing options.
- Sales & marketing features that give utilities the specific Customer Relationship Management (CRM) functions they need – a concept SPL calls "SPL Practical CRM."
- A wider variety of options for customers who need special arrangements for paying bills (pay plans, non-billed budgets, etc.)

Because it is easier to use, the CorDaptix solution reduces training costs and errors. Tools reduce the cost of implementation and operation. CorDaptix also offers extensive deregulated functionality for utilities transitioning to or facing retail competition.

"CorDaptix offers us unprecedented opportunities to reduce costs and expand customer services simultaneously. We're eagerly anticipating the project go-live in October 2005." said Steve Glaser, Senior Vice President & COO.

TEP has also committed to a four-year maintenance contract.

About Tucson Electric Power
Tucson Electric Power, which provides electricity to more than 360,000 customers in southern Arizona, is a subsidiary of UniSource Energy Corporation (NYSE: UNS). It is the only two-time winner of the Points of Light award for Excellence in Workplace Volunteer Programs and, as part of its GreenWatts program, built the Western Hemisphere's single largest operating photovoltaic solar generation site, located in Springerville, Arizona

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About SPL
SPL delivers the proven customer care and billing solutions that help utilities around the world achieve competitive advantage and excellence in business performance. SPL solutions are specifically designed for energy, water and service companies, providing a platform from which clients serve residential, commercial, and industrial customers in regulated and competitive markets, across multiple products.

Working with systems-integration and technology partners around the world, SPL has an unparalleled record of implementation success.

Financially strong, and with customers on six continents, SPL focuses on clients' return on investment and fosters long-term relationships based on confidence and trust.

Visit SPL at www.splwg.com or call +1-866-468-6775 (San Francisco), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call +1-800-275-4775.

FILE NO.
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FOR IMMEDIATE RELEASE

proven solutions

Contacts:
Richard Virgilio
Stephenson Group
973 989 1177
rvirgilio@stephensongroup.com

Tracey Mitchell
SPL WorldGroup, Inc.
973 401 7525
tracey_mitchell@splwg.com

SPL completes outage-management acquisition

San Francisco, California, July 12, 2004 – SPL today announced that it has finalized the acquisition of the major assets of CES International—a pioneer and market leader in utility outage management. The acquisition plans were announced in May.

"For the first time," said SPL CEO Harry Debes, "utilities can acquire two vital applications—customer care and billing as well as outage management—from a single vendor.

"This acquisition," he continued, "is a major step toward our goal: to offer a complete and integrated suite of best-in-class utility-specific applications. We aim to provide the economies of one-stop shopping, a common interface, and unprecedented application efficiency to a market that, up to now, the software industry has underserved."

"The best-of-breed/ point-solution era in utility-specific applications has enabled innovative companies like SPL and CES to propel software development forward at an unprecedented pace," said Debes. "Now this era is drawing to a close because customers have found that the cost of developing and maintaining the various point-solution interfaces has become prohibitive. Utilities want vendors with a more holistic view. While CES is our first acquisition, it will not be our last."

"In the current economic and industry environment, electric utilities are strongly focused on achieving operational efficiency and regulatory compliance," said Rick Nicholson, Vice President of Energy Information Strategies at META Group, a leading provider of information technology research, advisory services, and strategic consulting. "In order to drive costs out of the business, these companies must integrate and optimize complex business processes such as revenue, customer, commodity and asset management. Additionally, they must achieve higher levels of system reliability. As a result, we expect to see increased investment in applications related to the utility asset lifecycle and the integration of these applications with customer information systems."

"Outage management is the backbone of full customer service," said Debes. "By offering utilities an expanding menu of integrated applications, we are helping them expand their services and lower costs."

SPL will retain the CES product development facility in Minnesota, and the two companies' product strategy and development teams will merge immediately. The development of integrations between the products is already underway.

Over the next few months, the sales forces will merge, but the products will continue to be offered both separately and together.

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The financial terms of the acquisition were not released publicly.

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About SPL
SPL delivers the proven customer care, billing, outage and distribution management solutions that help utilities around the world achieve competitive advantage and excellence in business performance. SPL solutions are specifically designed for energy, water and service companies, providing a platform from which clients serve residential, commercial, and industrial customers in regulated and competitive markets, across multiple products.

11

FOR IMMEDIATE RELEASE

SPL proven solutions

Contacts:
Victoria Henry
Kaizo
+44 (0) 20 7612 8548
victoria.henry@kaizo.net

Deborah Biscomb
SPL WorldGroup, Inc.
+44 (0) 20 7851 6845
deborah_biscomb@splwg.com

Northern Ireland Electricity chooses SPL to provide utility backbone for market opening in Northern Ireland

- The SPL Customer Care and Billing solution chosen to enable electricity market opening in Northern Ireland.
- NIE invests in a modernised flexible system necessary to meet the needs of the competitive market.

July 27, 2004 – SPL, a provider of customer care and billing solutions, today announced that Northern Ireland Electricity (NIE) is implementing the SPL Customer Care and Billing solution in readiness for the opening of the electricity market in Northern Ireland to approximately 50,000 business customers in early 2005.

NIE Transmission and Distribution will provide a range of services for the extended market including customer registration, collecting, processing and aggregating meter data and the billing of suppliers for use of the electricity network and other services.

NIE's current systems were designed to meet the needs of a regulated market and do not have the flexibility needed to serve a more complex and competitive market. The SPL Customer Care and Billing solution will ensure that the appropriate infrastructure is in place to support a successful expansion of market opening. Once the implementation is complete in early 2005, the SPL product will be at the hub of the new processes that facilitate customers in exercising their right to choose their electricity supplier and all interactions with market participants will be managed using the SPL Customer Care and Billing solution.

SPL is also supporting the SPL Customer Care and Billing solution for to NIE Supply, the regulated retail electricity supply business that will need the new SPL Customer Care and Billing solution functionality to allow it to meet the requirements of the new market guidelines. Customers will benefit from flexible, easily integrated, configurable billing systems that will allow for debt management and reporting functions that were previously unavailable.

Caroline Murphy, NIE's technology manager commented: "The opening of the market will mean that we will be faced with changing requirements and increased demands from customers. The SPL Customer Care and Billing system will help us to manage these changes and will allow the extended market to operate effectively. SPL's knowledge and proven experience makes NIE confident that we can meet the challenges posed by the changes in the market. This is an exciting time in the industry and we look forward to working together with SPL to ensure that Northern Ireland Electricity are ready to meet the needs of a competitive marketplace and implement the best customer care and billing systems for customers and businesses in Northern Ireland."

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Jan B. Nordhagen, VP and general manager, EMEA at SPL added: "SPL is fully aware of the needs of an open market and we are looking forward to working with Northern Ireland Electricity to ensure that it's fully prepared for the next stage of deregulation in early 2005. We hope to further strengthen our relationship with the company in the future by working in partnership with them to prepare for the full market opening in 2007". Nordhagen concluded: "By implementing the infrastructure needed for a deregulated market in the early stages, the opening of the market is set to be a success."

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Notes to the Editor

About SPL
SPL delivers the proven customer care, billing, outage and distribution management solutions that help utilities around the world achieve competitive advantage and excellence in business performance. SPL solutions are specifically designed for energy, water and service companies, providing a platform from which clients serve residential, commercial, and industrial customers in regulated and competitive markets, across multiple products.

Working with systems-integration and technology partners around the world, SPL has an unparalleled record of implementation success.

About SPL Customer Care and Billing Solution
The SPL Customer Care and Billing solution is a proven product designed to evolve with clients' business demands. Its comprehensive functional footprint withstands the tests of time, growth, and change while minimizing cost and risk. The SPL Customer Care and Billing solution helps optimise cash flow and increase collections. It scales from a few thousand to many millions of customers. Upgrades are quick and easy. And because of its modular architecture, utilities need to purchase only what they need, when they need it. Utilities that use the SPL Customer Care and Billing solution reliably meet market windows and regulatory deadlines while enjoying a low total cost of ownership and a high return on investment.

About Viridian Group PLC
Viridian Group PLC is listed on the Dublin and London stock exchanges and employs over 2600 people. In 2003/04 the Group had a turnover of £834 million / €1.248 billion.

About Northern Ireland Electricity (NIE)
The Group's major subsidiary, is responsible for the regulated procurement, transmission, distribution and supply of electricity to 742,000 homes and businesses in Northern Ireland.

Viridian Group has all-Ireland energy interests through **Energia**, an electricity supply business operating in the competitive markets throughout the island of Ireland and the **Huntstown Power Station** near Dublin. **NIE Powerteam**, which undertakes contracting work on electricity networks and high voltage facilities is also a member of the Viridian Group.

Also a member of the Viridian Group is **Sx3**, an IT and outsourcing business.

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